Transport America
Annual Report 2002



new milestones

Transport Corporation of America, Inc.

AR/S
P.E.
12-31-02
APR 16 2003
0-24908

PROCESSED
APR 17 2003
THOMSON
FINANCIAL

Transport America is committed to becoming the most successful provider of the highest quality transportation and logistic services in North America. Our success will be measured by our ability to make all of our customers successful. For those who trust us with their products, we will supply services that

surpass their expectations

and those of their customers. For those who perform the work, we will provide a work environment that exceeds their needs and those of their families. For those who invest their future in us, we will strive to maintain a superior level of financial performance and strength.





financial highlights

Years ended December 31,	2002	2001	2000
In thousands, except for share, per share amounts, and operating data			
Operating revenues	273,227	274,589	290,611
Operating income (loss)	(920)	6,963	16,496
Net earnings (loss)	(20,350)	(352)	4,673
Earnings (loss) per share - diluted (before cumulative effect of change in accounting principle)	(0.50)	(0.05)	0.56
Earnings (loss) per share - diluted	(2.81)	(0.05)	0.46
Shares outstanding, at end of period	7,219,831	7,203,185	7,177,955
Tangible book value per share [1]	8.34	8.85	8.75
Operating ratio	100.3%	97.5%	94.3%
Total assets	181,875	231,396	256,656
Long-term obligations	47,842	74,096	95,885
Stockholders' equity	60,222	80,447	80,688
Debt-to-tangible-equity ratio [1]	1.2	1.5	1.9
Tractors at end of period, Company-owned	1,057	1,266	1,261
Tractors at end of period, independent contractors	836	724	743
Trailers at end of period	5,436	5,890	6,010



operating revenues
(in millions)



net earnings (loss) per share - diluted
(before cumulative effect of change in accounting principle)



debt-to-tangible-equity ratio[1]

(1) Calculated using total equity less intangible assets, net of deferred tax benefit.

to our shareholders

Every journey has its milestones, and 2002 was a milestone year in Transport America's journey toward exceeding expectations – those of our customers, our employees and our shareholders. We embarked on a number of dynamic initiatives that resulted in major progress toward achieving our long-term strategic priorities. We are confident that we are well positioned to reach exciting new milestones in the coming year and beyond.

The year 2002 brought several challenges to Transport America. In addition to the continued sluggishness of the economy and escalating insurance rates, which had a negative impact on the trucking industry as a whole, we also were faced with the loss of our largest customer.

Despite these challenges, Transport America was able to generate revenue of $273.2 million in 2002, nearly equal to our 2001 revenue of $274.6 million. Prior to unusual charges reported in the first quarter of the year, the net loss for the year was $1.0 million, or $0.14 per diluted share, compared with a net loss of $352,000 or $0.05 per diluted share in 2001. Including the first quarter asset and goodwill impairment charges, the Company reported a net loss of $20.4 million, or $2.81 per diluted share in 2002.

Transport America remains focused on three strategic priorities: Profitable Growth, Operational Excellence and Organizational Excellence. We made significant progress on all three fronts during 2002, with the result that our revenue per tractor per week increased by 5.7 percent and billable miles increased 3.3 percent over 2001. Additionally, more than 5 percent of revenue was generated by new accounts, representing almost 10 percent of revenue on an annualized basis.

Transport America continued its long-term commitment to using cash flow to reduce debt and strengthen the Company's position for the future. During 2002, we made substantial progress toward this goal, reducing our total outstanding debt by $23 million to $69.5 million. This represents the 11th straight quarter of debt reduction, a total decrease of $76.5 million since March 2000.

Operationally, we also made tremendous strides in 2002. Our primary goal was to improve asset utilization, and our success is reflected in several key measures. Miles per tractor per week increased 5.5 percent during 2002. Deadhead, or empty miles, declined 120 basis points during the year, from 12.7 percent to 11.5 percent. Our increased productivity was reflected in our revenue per non-driver employee, which increased by 6.8 percent for the year, a major accomplishment that positions us in the top quartile among our peer companies.

All this was accomplished while continuing to improve our safety and customer service levels. By year-end 2002, we had achieved an accident rate of 5.8 accidents per million miles, down from 6.2 accidents per million miles in 2001 and 7.5 accidents per million miles in 1999, the year Transport America was recognized as the industry safety leader by the *Federal Motor Carrier Safety Administration.*

Our on-time delivery performance for our total customer base was 98.2 percent. This exceptional performance resulted in our receiving several prestigious Carrier of the Year and regional awards from core customers including Best Buy, FedEx, S.C. Johnson and United Sugars.

During the year, Transport America continued its commitment to industry-leading Information Technology. We created an IT Steering Committee to evaluate IT projects based on their potential return on investment, and successfully implemented numerous IT initiatives. These include: a Driver and Load Optimizer program, which has helped reduce deadhead and improve fleet utilization; a Fuel and Route program that has reduced out-of-route miles



and decreased fuel costs; and an Image Scanning system that captures driver trip information faster, with fewer errors and less cost.

Organizationally, we took a major step forward with the successful recruitment of seasoned, proven industry veterans to fill key management positions in Operations and Sales. We also recently expanded and enhanced our Management-by-Objective (MBO) program, linked to performance reviews, to maximize accountability throughout the organization.

We launched an extensive Business Process Reengineering initiative in 2002 to identify ways to increase cost-effectiveness, productivity and innovation. We assembled several teams, drawn from throughout the organization, to analyze and implement improvements in the order cycle, new-customer implementation, rate communications and customer service. An outgrowth of this process was a pilot study that resulted in a reorganization of our Operations group. Our new regional structure has resulted in greater accountability and enhanced teamwork among sales representatives, customer service representatives, planners and fleet managers.

Some persistent challenges remain, particularly in the areas of risk management, claims and rates. The dollar value of historical accident claims has increased over the last few years. Consequently, we have increased reserves to reflect escalating claims and settlement costs.

Additionally, our average billed rate per mile declined 4 cents between 2001 and 2002, representing nearly $8 million in profit reduction. This decline has occurred because current economic conditions have led to continued competitive pressures on rates. Accordingly, we are no longer able to obtain a significant premium for superior customer service, and our rates are now more in line with those of our competitors. Tighter industry capacity is expected to improve the rate climate in 2003.

Driver shortages, a perennial problem for our industry, will be eased by our driver-training school, which we reopened in April 2002 and is now turning out excellent drivers. The school will remain open throughout 2003.

Looking ahead, we are extremely optimistic. The changes we began in 2002 will continue to fuel our progress in 2003 and beyond. We have an exceptionally skilled, committed workforce and, with their help, we have created, and are continuing to create, systems to fully support and motivate them in their quest to exceed expectations.



Michael J. Paxton
Chairman, President and Chief Executive Officer

The journey to exceed expectations is an ongoing one, marked by milestones both large and small. There's no easy or obvious route; instead, the road must be created. It demands a shared commitment to think beyond the day-to-day, to analyze how things are – and how they could be better. In 2002, Transport America embarked on an aggressive, Company-wide mission of continuous improvement aimed at achieving its three strategic priorities: Profitable Growth, Operational Excellence and Organizational Excellence. The result was a dynamic year of progress and momentum. Many milestones have been reached. Others are still on the horizon, but now within reach, thanks to the road maps created during a year of extraordinary vision and teamwork.

profitable growth

The year 2002 marked a major change in Transport America's growth strategy. Rather than pursuing business for the sake of revenue alone, the Company is now focused on improving the density and balance of its primary lanes of traffic. By leveraging its client/server-based transportation management platform and data warehouse, Transport America is now using Strategic Profitability Analysis (SPA) to analyze the profitability of every lane and customer, and using the data to guide sales and operational efforts.

"We're concentrating on smarter, more strategic selling," said Steve Blair, Regional Sales Director. "We're targeting lanes to drive lane density, and using tactical, probing questions to create opportunity."

Customer service people, too, are armed with more data. "We are able to identify much earlier the situations that are dragging down our profitability," said Laura Diaz, Regional Manager. "We can offer customers options that are better for us and better for them."

This strategy is already demonstrating tangible results. Linehaul revenues and revenues per non-driver employee have increased, while deadhead, perhaps the most significant indicator of network inefficiency in the transportation industry, has declined significantly.

New SPA Department To accelerate this effort, Transport America recently created a new Strategic Profitability Analysis department, dedicated to maximizing strategic application of SPA data and increasing accountability for using it. "This is our opportunity to analyze the SPA information and take action," said Chad Willis, SPA Director.

"This Company has implemented remarkable technology and is one of the leaders in the industry. Now we're making sure that our employees know how to use all the tools available to them." – Keith Klein, CFO and CIO

The system has been enhanced to provide more frequent reports and timely data so that Transport America can better track volatile indicators and do more long-range planning. "The ultimate goal is to generate real-time profitability tools," Willis said.

SPA data also was used to create a "regional value" pricing matrix, Spot Quote. This matrix has given customer service managers a tool for providing immediate rate information on spot business, significantly reducing calls to marketing services and delays to customers. The result: More spot sales are closed – and closed profitably.

Marketing, too, was stepped up in 2002, with increased presence at trade shows. "One convention alone resulted in significant new business," Blair said.

Looking Ahead In 2003, Transport America plans to leverage its industry-leading technology infrastructure by expanding to create a full-service, third-party logistics operation. This operation will generate additional revenue by developing its own external client base, as well as serve as a resource to support Transport America's under-capacity and backhaul needs. "We are putting the components in place for next year, and we will focus on that as a substantial part of our growth strategy," Blair said.



"We lead the industry in cutting-edge operational tools. Few of our competitors have systems as sophisticated as ours."

– Chad Willis, Director, Strategic Profitability Analysis





deadhead percentages



revenue per available tractor per week



operational excellence

In January 2002, Transport America launched an extensive Business Process Reengineering (BPR) initiative. The goal of this effort was to seek new ways to innovate to meet even higher customer expectations, while improving productivity and efficiency. Under the direction of a management steering committee, seven teams made up of 60 individuals from across the organization joined together to reevaluate business processes, organization and measurement systems. As a result, more than 20 critical business processes in the order cycle and customer-service area were redesigned, with significant dollar savings in greater productivity. Many of the profitability-enhancing improvements described earlier, such as the Spot Quote pricing matrix, are a direct outgrowth of the ideas generated by BPR teams.

A major improvement that came out of the BPR effort was a new coordinated system and safeguards for implementing new business. The team developed a way to codify all of a new customer's particular requirements and make that information rapidly available and accessible to all relevant employees. The benefits include greater customer satisfaction and reduced costs, both for Transport America and for customers.

The most significant outgrowth of the BPR initiative in 2002 was a complete restructuring of Transport America's

Operations department. A cross-functional team analyzed all operational functions and developed several different models aimed at improving customer service, reducing deadhead and helping ensure driver satisfaction. These models were presented to management and evaluated, one model was selected, and a pilot program was set up for one region. The pilot proved so successful that in December, Transport America converted the entire Operations department to the new regional structure.

"We realized that our drivers had more than one boss," said Steve Sichterman, Director of Recruiting. "Drivers are now accountable to one person, which makes their lives a little easier. There are fewer calls, they're getting their plans sooner and the information is more accurate. It eliminates frustration and helps reduce turnover." Transport America's turnover rate, already among the lowest in the industry, reached a record low during the month of December.

Planners and customer managers, too, have clearer lines of accountability and share responsibility for working together to achieve lane balance and density. "There's more coaching and mentoring, and better ownership of results," said Ron Kipp, Vice President, Operations.

The BPR effort will continue in 2003. Recently two teams were formed to analyze financial processes and ensure that all relevant trip details are captured for more accurate billing. A third team is implementing process reviews of customer accounts to improve customer service and promote a culture of continuous improvement and teamwork. The Company also intends to launch some BPR partner teams with key customers to streamline processes that cross boundaries, a proposal that has been well received by customers.

"Transport America's strong management commitment to continuous improvement and innovation through business process reengineering and the full engagement of employees in this initiative will pay dividends for years to come," said Keith Klein, CFO and CIO.

New IT Focus Information Technology, one of Transport America's strengths, developed a more defined, strategic focus in 2002. An IT Steering Committee, headed by Mike Paxton, was formed to review proposed projects, assign a priority based on projected return on investment, and evaluate results.

"We have raised the threshold for IT initiatives," said Al Hassen, Director of Information Technology. "We're focusing more on third-party software that is already in the marketplace for our industry rather than on creating everything ourselves. It's more cost-effective, and allows for more strategic use of IT resources."

The year brought several significant IT initiatives:

During the third quarter, the Company implemented new Driver and Load Optimizer software, which analyzes all the drivers and loads available and lists the best possible matches to save money and satisfy driver needs. The system rapidly considers and processes more variables than a human planner possibly can. The program already has had a noticeable positive impact and is viewed as a key contributor to the Company's success at increasing miles per tractor and reducing deadhead.

"For the first time, each individual now knows exactly what success is – not just 'Did I work hard today?' but 'Did I accomplish what I needed to accomplish?' There's more accountability, more ownership of the results."

– Ron Kipp, Vice President, Operations

Also implemented in 2002 was Fuel and Route Optimizer software. This system collects daily fuel prices from suppliers nationwide, integrates them into the dispatching system and maps out a route including recommendations for best fueling stops. "Since implementing this system August 1, we have already seen a reduction in out-of-route miles by more than 100 basis points," said Charlie Evenson, Operations, Director of Special Projects. "The feedback from the owner operators has been very positive."

A new Image Scanning system to centralize trip paperwork also was implemented during 2002. All paper records

(bills of lading, toll receipts, proof of delivery, logs, etc.) are now scanned in the mailroom and made available electronically to departments that require the information. The system improved billing productivity, reduced overhead, and cut the cycle time between receipt of the trip documents and billing by more than 50 percent. Proof-of-delivery information is now available via the Web the same day it is received, compared to almost two weeks later under the previous system.

Transport America continues to lead the transportation industry with its electronic data interchange (EDI) technology. Customers have immediate access to a wealth of data, including bills of lading, load status and proof of delivery with a click of the mouse. The Company's EDI capability took a major step forward in 2002 with the implementation of a new technology platform, able to support 100 percent of customers' EDI needs.

"Some of our customers were raising their requirements, and our old system couldn't be upgraded to accommodate them," said Bonnie Audie, EDI coordinator. The new platform is faster, less vulnerable to human input error, and offers customers more data. "EDI is definitely a tool to stay competitive. It's a dealmaker or dealbreaker for many of our customers."

The next challenge is helping all customers access that data. "We're looking at the EDI challenges our customers face, and how to identify and remove those obstacles," Audie said. Currently, many Transport America customers are taking advantage of EDI, but many others are not. Those customers will be targeted during 2003. In addition, customers who are not EDI-capable will be offered training so that they can access some data via the Internet or e-mail.

Looking Ahead In December 2002, Transport America completed a comprehensive analysis of its service center structure and is now beginning the process of restructuring. The Company's service centers, which provide maintenance on Company-owned trucks, will be converted from cost centers to profit centers and will begin offering services to owner/operators, who represent 45 percent of the Company's total fleet.

"We'll provide everything a truck stop provides: repairs, fuel, a place to take a shower and get something to eat," said Dan Flanagan, Director of Facilities. "It will be a one-stop resource for our owner/operators, helping them be more efficient and profitable, while also generating new revenue for us."

As part of this reorganization, the Company recently closed two facilities with locations that were not optimal for its network and that were not providing an adequate return on invested capital. Both of these facilities will be sold, with the proceeds used primarily to further reduce debt.

Transport America is currently in the implementation phase of another technology tool, an Equipment Maintenance program that will automate all work orders, mechanics hours spent on repairs, preventive maintenance and warranty data. "The goal is to be more proactive on maintenance, prevent breakdowns and capture more warranty dollars," Hassen said.

organizational excellence

Technology and organizational systems are essential tools, but ultimately organizations succeed by the efforts of their people, both individually and together as a team. To help provide employees with the best possible framework for success, Transport America, in July 2002, began a Company-wide expansion of its Management-by-Objective (MBO) system to help assess individual job performance at year-end and link compensation to carefully defined objectives.

All salaried employees now have MBO targets, closely tied to the goals of their department and of the



organization as a whole. "This process develops a sense of ownership in the organization and increases accountability," said Karen Vesovich, Director of Human Resources. "It helps keep people focused, all working toward the same goals."

Looking Ahead The many operational improvements and technology tools added in 2002 have created a need for extensive training in 2003 so that employees and customers can fully utilize the tools available to them.

Marketing representatives are receiving training on the new EDI platform so that they can make customers and potential customers aware of its benefits and demonstrate to customers how they can monitor their load status online. In addition, all customer-service employees will receive training on best practices.

The BPR initiatives that spurred many of the improvements also have been valuable in developing training materials. "BPR was very instrumental because it reviewed processes and procedures and helped standardize them, which gave us a foundation for creating training materials," said Cleo Geisler, Training Manager. "We're now in the process of giving every person the skills they need to do their best work possible."

"In this competitive industry and challenging economy, those companies with a strong performance ethic outpace their competitors. To be 'best of class,' everyone must align their goals and objectives to those of the organization. Our Management-by-Objective system is helping us achieve that alignment."

– Karen Vesovich, Director, Human Resources

Overview

The primary business strategy of Transport America is to provide truckload carriage and logistics services throughout the United States and parts of Canada as an integral part of the supply chain system of its major customers. Operations are conducted primarily from the Company's Eagan, Minnesota, corporate offices, with maintenance and driver services at its 12 terminal facilities located throughout the United States.

The Company's growth has historically been a result of additional revenues from a well-established base of core customers as well as new customers who require high-quality, customized transportation services augmented by sophisticated electronic transaction processing. New customers from the acquisitions of North Star and RHT have also contributed to growth.

During the five-year period ended December 31, 2002, revenues grew at a compounded annual growth rate of 2.1% even though revenues declined in each of the last two years. During 2001, the Company's largest customer, Sears, Roebuck and Co., which accounted for approximately 12% of the Company's operating revenues in 2001, informed the Company that it did not intend to renew contracts expiring in 2002 and 2003. By the end of 2002, the Company replaced the entire lost Sears business with business from existing and new customers.

Results of Operations

The following table sets forth certain operating and other expense items as a percentage of operating revenues for the periods indicated:

(amounts in percents)

Years ended December 31,	2002	2001	2000
Operating revenues	100.0	100.0	100.0
Operating expenses			
Salaries, wages and benefits	29.4	30.0	28.8
Fuel, maintenance and other expenses	14.2	14.8	14.7
Purchased transportation	33.6	31.6	31.5
Revenue equipment leases	0.3	0.0	0.1
Depreciation and amortization	10.1	11.0	10.1
Insurance, claims and damage	5.0	3.7	2.8
Taxes and licenses	1.8	1.9	1.7
Communications	0.9	1.0	1.1
Other general and administrative expenses	3.3	3.4	3.7
Impairment of revenue equipment	1.7	0.0	0.0
(Gain) loss on sale of property and equipment	0.0	0.1	(0.2)
Total operating expenses	100.3	97.5	94.3
Operating income (loss)	(0.3)	2.5	5.7
Interest expense, net	2.0	2.6	3.1
Earnings (loss) before income taxes	(2.3)	(0.1)	2.6
Provision (benefit) for income taxes	(1.0)	0.0	1.0
Net earnings (loss) before cumulative effect of change in accounting principle, net of tax effect	(1.3)	(0.1)	1.6
Cumulative effect of change in accounting principle, net of tax effect	(6.1)	0.0	0.0
Net earnings (loss)	(7.4)	(0.1)	1.6

Year Ended December 31, 2002, Compared to Year Ended December 31, 2001

Operating revenues, including fuel surcharges, were $273.2 million for the year ended December 31, 2002, compared to $274.6 million for the year ended December 31, 2001.

Excluding fuel surcharges and logistics revenue, trucking revenues were $262.2 million for the year ended December 31, 2002, compared to $258.8 millions for the year ended December 31, 2001. The 1.3% increase in trucking revenues in 2002 reflects additional business with existing customers along with several significant new customer relationships offset by the loss of the Sears, Roebuck and Co. business and continued pricing pressure from the market. Revenues per mile, excluding fuel surcharges, were $1.24 for 2002 compared to $1.27 per mile for 2001.

Fuel surcharges were $5.3 million and $9.3 million for 2002 and 2001, respectively, reflecting the effect of lower fuel costs in 2002. Logistics revenues were $5.7 million and $6.2 million in 2002 and 2001, respectively.

Equipment utilization, as measured by average revenues per tractor per week, excluding fuel surcharges, was $2,714 for 2002, compared to $2,568 for 2001. The increase in 2002 reflects higher miles per tractor per week and a lower percentage of empty miles driven, offset by a lower average rate per mile.

During 2002, Company-owned tractors averaged 55.8% of all available tractors, compared to 63.2% in 2001, with the remaining portion of the tractor fleet provided by independent contractors. The shift from Company drivers to owner-operators is primarily due to the success of the Company's lease-to-own program. As a result, independent contractors drove a greater proportion of miles in 2002 than in the prior year. Accordingly, certain expenses, as a percentage of revenues, shifted among several expense categories in 2002 when compared to 2001. At December 31, 2002 and 2001, respectively, the Company's fleet included 1,057 and 1,293 Company-owned tractors, and 836 and 724 tractors owned by independent contractors.

Salaries, wages and benefits expenses, as a percentage of operating revenues, were 29.4% for 2002, compared to 30.0% for 2001. The decrease reflects a lower percentage of miles driven by Company drivers, lower driver assessorial wages due to reduced stop-offs, detentions and layovers; and a reduction in non-driver payroll expense in 2002; offset by higher workers' compensation expenses. The reduction in non-driver payroll is the result of a full year's impact of personnel reductions made primarily in 2001. Efficiency as measured by average revenues per non-driver employee was $592,600 for 2002 compared to $555,400 for 2001. Workers' compensation claims expense was $3.1 million in 2002 compared with $2.1 million in 2001.

Fuel, maintenance and other expenses, as a percentage of operating revenues, were 14.2% for 2002 compared to 14.8% for 2001. The decrease is primarily a result of fewer Company miles and decreased fuel costs in 2002, offset by increased toll and other fleet operating expenses.

Purchased transportation, as a percentage of operating revenues, was 33.6% for 2002 compared to 31.6% for 2001. The increase reflects the higher proportion of miles driven by independent contractors in 2002 offset by a lower pass-through of fuel-surcharge revenues to independent contractors as a reflection of lower fuel costs.

Depreciation and amortization, as a percentage of operating revenues, were 10.1% for 2002, compared to 11.0% for 2001. The decrease is primarily a result of a reduction in the number of Company-owned tractors and trailers as well as the adoption of SFAS No. 142, "Goodwill and Other Intangible Assets," under which no amortization was recorded in 2002 and goodwill was entirely written off as a cumulative effect of an accounting change in the first quarter of 2002. Amortization of goodwill in 2001 was $1,096,000, or 0.4% of revenue.

Insurance, claims and damage expenses, as a percentage of operating revenues, were 5.0% for 2002, compared to 3.7% for 2001. The increase is due to higher premiums, higher-than-expected costs to settle claims, and higher-than-expected estimated growth in open claims. Accident claims expense was $10.7 million in 2002 compared to $7.6 million in 2001. Fourth quarter 2002 includes a $2.6 million charge for higher-than-expected costs to settle accident claims, as well as higher-than-expected estimated growth related to open claims.

Taxes and licenses, as a percentage of operating revenues, were 1.8% for 2002, compared to 1.9% for 2001. The percentage decrease is primarily a result of a lower proportion of miles driven by Company drivers when compared to 2001.

Communications expenses, as a percentage of operating revenues, were 0.9% for 2002, compared to 1.0% for 2001.

Other general and administrative expenses, as a percentage of operating revenues were 3.3% for 2002, compared to 3.4% for 2001. The decrease is primarily a result of a full-year's benefit of expense reduction initiatives implemented throughout 2001. In addition, the Company incurred unusual expenses of $610,000 associated with management changes in the fourth quarter of 2001.

Impairment of revenue equipment was $4.7 million, or 1.7% of operating revenues. In the first quarter of 2002, the Company identified a group of 260 tractors and approximately 500 trailers that it intended to dispose within the next year. Accordingly, these assets were written down to their estimated fair value under the provisions of SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." The tractors identified for accelerated disposition represent over-the-road units not covered by manufacturer guaranteed residual value programs. The trailers to be disposed have been identified as being in excess of the Company's needs. While the Company will continue to dispose of these assets into the first quarter of 2003, an analysis of the initial impairment reserve has demonstrated that the ultimate impairment on these disposal programs will be less than originally estimated by approximately $1.0 million and the reserve has been reduced accordingly in the fourth quarter of 2002. During the fourth quarter, the Company established a new disposal program of an additional 400 trailers that will be disposed of over the course of the next year. The estimated impairment charge on this new disposal program is estimated to be approximately $1.0 million, which was recorded in the fourth quarter.

Gain on the disposition of property and equipment was $36,000 in 2002, compared to a loss of $318,000 in 2001. Results include a loss in 2001 of approximately $166,000 related to the disposition of real estate property.

Net interest expense, as a percentage of operating revenues, was 2.0% for 2002, compared to 2.6% for 2001. The decrease primarily reflects lower average outstanding debt balances and lower effective borrowing rates during 2002.

The effective tax benefit rate for 2002 was 42.6%, compared to an effective tax expense rate of 13.9% for 2001. The tax expense rate in 2001 is primarily a result of the effect of non-deductible items for tax purposes in relation to low pre-tax losses. In addition, the 2002 tax benefit rate of 42.6% includes a 4.7% benefit due to a favorable adjustment related to tax contingency reserves.

As a result of the items discussed above, the Company's operating ratio (operating expenses as a percentage of operating revenues), including the $4.7 million impairment loss, was 100.3% for 2002, compared to 97.5% for 2001. Net

loss before the effect of a change of accounting principle, was $3.7 million, or 1.3% of operating revenues, for 2002, compared to a net loss of $352,000, or 0.1% of operating revenues, for 2001.

Upon its adoption of SFAS No. 142, "Goodwill and Other Intangible Assets," the Company recorded a goodwill impairment charge of $16.7 million, net of tax benefit of $7.7 million benefit, as a cumulative effect of change in accounting principle. At December 31, 2001, the carrying value of goodwill, net of amortization, was $24.4 million.

Net loss, including the cumulative effect of a change in accounting principle was $20.4 million or 7.4% of operating revenues for 2002, compared to a net loss of $352,000 or 0.1% of operating revenues for the year ended December 31, 2001.

Year Ended December 31, 2001, Compared to Year Ended December 31, 2000

Operating revenues were $274.6 million for the year ended December 31, 2001, compared to $290.6 million for the year ended December 31, 2000. The 5.5% decline of revenues in 2001 reflects weak economic conditions that have led to reduced shipments among the Company's largest customers and lower fuel-surcharge revenues as a result of moderating fuel prices, partially offset by revenue increases from several significant new customer relationships. Revenues per mile, excluding fuel surcharges, were $1.27 per mile for both 2001 and 2000. Equipment utilization, as measured by average revenues per tractor per week, excluding fuel surcharges, was $2,568 for 2001, compared to $2,633 for 2000. The decline in 2001 reflects lower freight volume, a higher percentage of empty miles driven, and a greater proportion of unseated tractors in 2001, when compared to 2000.

During 2001, Company-owned tractors averaged 63.2% of all available tractors, compared to 62.4% in 2000, with the remaining portion of the tractor fleet provided by independent contractors. As a result, a greater proportion of miles were driven by Company drivers in 2001 than in the prior year. Accordingly, certain expenses, as a percentage of revenues, shifted among several expense categories in 2001, when compared to 2000. At December 31, 2001 and 2000, respectively, the Company's fleet included 1,293 and 1,261 Company-owned tractors, and 724 and 743 tractors owned by independent contractors.

Salaries, wages and benefits expenses, as a percentage of operating revenues, were 30.0% for 2001, compared to 28.8% for 2000. The increase reflects the greater proportion of miles driven by Company drivers, an increase in the driver compensation package that was placed into effect in the first quarter of 2001 and higher benefits expenses, partially offset by a reduction in non-driver payroll expense in 2001. Reflecting a reduction of personnel in 2001, efficiency, as measured by average revenues per non-driver employee, was $555,400 for 2001, compared to $549,100 for 2000.

Fuel, maintenance and other expenses, as a percentage of operating revenues, were 14.8% for 2001, compared to 14.7% for 2000. The increase reflects the greater proportion of miles driven by Company drivers in 2001 as well as higher fuel costs in the first half of 2001, partially offset by moderating fuel costs in the last half of 2001.

Purchased transportation, as a percentage of operating revenues, was 31.6% for 2001, compared to 31.5% for 2000. The percentage increase reflects the effect of an independent contractor rate increase implemented in the third quarter of 2000, partially offset by the lower proportion of miles driven by independent contractors in 2001 and a lower pass-through of fuel-surcharge revenues to independent contractors as a reflection of moderating fuel costs, particularly in the last half of 2001.

Depreciation and amortization, as a percentage of operating revenues, were 11.0% for 2001, compared to 10.1% for 2000. The percentage increase is primarily a result of the greater proportion of Company-owned revenue equipment in 2001, leasehold improvements and computer software that were placed in service during 2001, and the effect of lower revenues in 2001.

Insurance, claims and damage expenses, as a percentage of operating revenues, were 3.7% for 2001, compared to 2.8% for 2000. The increase is primarily a result of higher liability insurance premium expense and higher accident claim experience in 2001.

Taxes and licenses, as a percentage of operating revenues, were 1.9% for 2001, compared to 1.7% for 2000. The percentage increase primarily reflects an increased proportion of license expenses paid by the Company on behalf of its independent contractors and the effect of lower revenues in 2001.

Communications expenses, as a percentage of operating revenues, were 1.0% for 2001, compared to 1.1% for 2000. The percentage decrease primarily reflects the effect of favorable rates for communication services in 2001.

Other general and administrative expenses, as a percentage of operating revenues were 3.4% for 2001, compared to 3.7% for 2000. The decrease is primarily a result of expense reduction initiatives throughout 2001. In addition, the Company incurred unusual expenses of $610,000 associated with management changes in the fourth quarter of 2001, and $417,000 associated with a terminated merger in early 2000.

Loss on the disposition of property and equipment was $318,000 in 2001, compared to a gain of $712,000 in 2000. Results include a loss in 2001 of approximately $166,000 and a gain in 2000 of approximately $593,000 related to the disposition of real estate properties.

Net interest expense, as a percentage of operating revenues, was 2.6% for 2001, compared to 3.1% for 2000. The decrease primarily reflects lower average outstanding debt balances and lower interest rates during 2001.

The effective tax benefit rate for 2001 was 13.9%, compared to an effective tax expense rate of 39.0% for 2000. The tax benefit rate in 2001 is primarily a result of the effect of non-deductible items for tax purposes in relation to lower pre-tax losses compared to the level of pre-tax profit in 2000.

As a result of the items discussed above, the Company's operating ratio (operating expenses as a percentage of operating revenues) was 97.5% for 2001, compared to 94.3% for 2000. Net loss, including unusual expenses, was $352,000, or (0.1)% of operating revenues, for the year ended December 31, 2001, compared to earnings of $4.7 million, or 1.6% of operating revenues, for the year ended December 31, 2000.

Critical Accounting Policies

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make decisions based upon estimates, assumptions and factors it considers as relevant to the circumstances. Such decisions include the selection of applicable accounting principles and the use of judgment in their application, the results of which impact reported amounts and disclosures. Changes in future economic conditions or other business circumstances may affect the outcomes of management's estimates and assumptions. Accordingly, actual results could differ from those anticipated. A summary of the significant accounting policies followed in preparation of the financial statements is contained in Note 1 of the financial statements attached hereto. Other footnotes describe various elements of the financial statements and the assumptions on which specific amounts were determined.

The Company's critical accounting policies include the following:

Revenue Recognition. Operating revenues are recognized when the freight to be transported has been loaded. The Company operates primarily in the short-to-medium length of haul category of the trucking industry. Therefore, the Company's typical customer delivery is completed within two days after pickup. Accordingly, this method of revenue recognition is not materially different from recognizing revenue based on completion of delivery. Amounts payable to independent contractors for purchased transportation, to Company drivers for wages and any other direct expenses are accrued when the related revenue is recognized.

Revenue Equipment, Property and Other Equipment. Revenue equipment, property and other equipment are recorded at cost. Depreciation, including amortization of capitalized leases, is computed using the straight-line basis over the estimated useful lives of the assets or the lease periods, whichever is shorter. As part of a purchase program with a tractor manufacturer, the Company has obtained residual value guarantees for a significant portion of its tractors.

Estimated Liability for Insurance Claims. The Company maintains automobile, general, cargo and workers' compensation claim liability insurance coverage under both deductible and retrospective rating policies. In the month claims are reported, the Company estimates and establishes a liability for its share of ultimate settlements using all available information, coupled with the Company's history of such claims. Claim estimates are adjusted as additional information becomes available. The recorded expense depends upon actual loss experience and changes in estimates of settlement amounts for open claims that have not been fully resolved. However, final settlement of these claims could differ materially from the amounts the Company has accrued at year-end. The Company accrues for health insurance claims reported, as well as for claims incurred but not reported, based upon the Company's past experience.

Impairment of Long-Lived Assets. Long-lived assets and certain identifiable intangibles are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net undiscounted cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

Goodwill. In 2001, the Financial Accounting Standards Board (the "FASB") issued Statement of Financial Accounting Standard ("SFAS") No. 142, "Goodwill and Other Intangible Assets." SFAS No. 142 requires that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead be tested for impairment at least annually. As a result of its adoption of SFAS No. 142 on January 1, 2002, the Company recorded a $16.7 million impairment charge for goodwill, net of tax benefit of $7.7 million, which has been reported as a cumulative effect of a change in accounting principle.

Liquidity and Capital Resources

Net cash provided by operating activities was $28.0 million, $37.3 million, and $34.0 million, for the years ended December 31, 2002, 2001, and 2000, respectively. During 2002, the net change of operating assets and liabilities provided $2.1 million.

Investing activities consumed $6.4 million in 2002, including $5.6 million for the purchase of new revenue equipment, net of proceeds from the disposition of used revenue equipment, and $1.4 million for software development and purchases of other equipment.

Net cash consumed by financing activities in 2002 was $22.6 million, including $16.5 net repayments to the Company's credit facility, $27.9 million for repayments of long-term debt, and $21.4 million from proceeds from the issuance of new long-term debt associated with new revenue equipment. At December 31, 2002, the Company had no outstanding commitments for the purchase or lease of revenue equipment.

In 1997, the Board of Directors approved repurchasing up to 350,000 shares of the Company's common stock. The Company repurchased 38,000 shares of its own common stock during 2002. To date, the Company has repurchased 144,700 shares, leaving 205,300 shares available for repurchase under this authority.

Working capital was negative $8.2 million at December 31, 2002, compared to negative $5.3 million at December 31, 2001. The Company relies primarily on its operating cash flows and available borrowings under its credit facility to satisfy its short-term capital and debt-service requirements. At December 31, 2002, the Company had additional amounts available under its credit facility of $25.6 million.

The Company has a credit agreement for a secured credit facility with maximum combined borrowings and letters of credit of $40 million. The credit agreement, as renegotiated in 2001, expires in October 2004. Amounts actually available under the credit facility are limited by the Company's accounts receivable and unencumbered revenue equipment. The credit facility is used to meet working capital needs, purchase revenue equipment and other assets, and to satisfy letter of credit requirements associated with the Company's self-insured retention arrangements. At December 31, 2002, there were outstanding borrowings of $2.5 million and letters of credit of $3.2 million. The credit agreement contains certain financial covenants, which include maintenance of a minimum net worth, maintenance of a consolidated funded indebtedness to consolidated earnings before interest, taxes, depreciation, amortization and lease rental expenses, and maintenance of a minimum cash flow coverage ratio. The Company was in compliance with these covenants at December 31, 2002. The Company expects to continue to fund its liquidity needs and anticipated capital expenditures with cash flows from operations, the credit facility and other borrowing arrangements related to revenue equipment purchases.

The Company has outstanding subordinated debt originating from the repurchase of its shares that carried certain repurchase rights and were issued in connection with the 1998 acquisition of North Star Transport. The subordinated debt agreements, as renegotiated in 2001 and again in 2002, provide for repayment through a combination of fixed quarterly payments and variable quarterly payments based on actual pre-tax earnings through the maturity date of December 2005. In October 2002, a principal payment of $4 million was made to reduce the outstanding debt, as allowed by the second amendment. At December 31, 2002, there was $4.6 million of subordinated debt outstanding.

Contractual Obligations and Commercial Commitments

The following tables set forth the Company's contractual obligations and commercial commitments as of December 31, 2002:

Payments Due by Period *(in thousands)*

Contractual obligation	Total	Less than one year	1-3 years	4-5 years	Year 6 and after
Long-term debt	$46,482	$15,907	$30,575	$0	$0
Capital lease obligations	23,001	5,734	17,267	0	0
Operating leases	4,824	1,543	3,281	0	0
Total contractual cash obligations	$74,307	$23,184	$51,123	$0	$0

In 1999, the Company entered into a lease arrangement for its corporate office facility, which the Company occupied in 2000. This facility has been financed by a special purpose entity ("SPE") sponsored by a bank. The SPE is not consolidated in the Company's financial statements and the Company has accounted for this arrangement as an operating lease in accordance with Statement of Financial Accounting Standards No. 13, "Accounting for Leases." The lease provides for a five-year initial lease term with a one-year renewal option, subject to bank approval, and a $13 million purchase option at the end of the lease term. The Company has a residual value guarantee of up to $11.2 million, plus selling costs, if the Company does not exercise its purchase option and the property is sold for less than $13 million, the Asset Termination Value. If the Company determines that it is probable that the expected fair value of the property at the end of the lease term will be less than the Asset Termination Value, the Company will accrue the expected loss on a straight-line basis over the remaining lease term. Management does not believe it is probable that the fair market value of the property at the end of the lease term will be less than the Asset Termination Value.

New Accounting Pronouncements

In 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." SFAS No. 146 supercedes EITF No. 94-3. The principle difference between SFAS No. 146 and EITF No. 94-3 relates to when an entity can recognize a liability related to exit or disposal activities. SFAS No. 146 requires a liability be recognized for a cost associated with an exit or disposal activity when the liability is incurred. EITF No. 94-3 allowed a liability, related to an exit or disposal activity, to be recognized at the date an entity commits to an exit plan. The provisions of SFAS No. 146 are effective on January 1, 2003. Accordingly, we will apply this standard to all exit or disposal activities initiated after January 1, 2003.

In November 2002, the FASB issued Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, including Indirect Guarantees of Indebtedness of Others." This interpretation elaborates disclosure requirements for obligations by a guarantor under certain guarantees. This interpretation also requires a guarantor to recognize, at the inception of a guarantee, a liability for the fair value of an obligation undertaken in issuing a guarantee. The Company will apply the provisions of Interpretation No. 45 for initial recognition and measurement provisions to guarantees issued or modified after December 31, 2002, as required. The Company has adopted the disclosure requirements in this Interpretation for December 31, 2002, as required.

In January 2003, the FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities." This interpretation is effective in the first fiscal year or interim period beginning after June 15, 2003. Accordingly, the Company will apply the provisions of Interpretation No. 46 for initial recognition and measurement provisions to variable interest entities for the quarter ended September 30, 2002, as required. In 1999, the Company entered into a lease arrangement for its corporate office facility, which has been financed by a special purpose entity ("SPE") sponsored by a bank. The SPE is not consolidated in the Company's financial statements and the Company has accounted for this arrangement as an operating lease in accordance with Statement of Financial Accounting Standards No. 13, "Accounting for Leases." The Company continues to evaluate the treatment of this leasing arrangement under Interpretation No. 46, but currently believes the pronouncement will require the Company to record the asset and related liability in its financial statements. At December 31, 2002, the amount of the carrying value of the asset was approximately $11.5 million and the related debt was $13.0 million. The Company anticipates electing the prospective application provisions of Interpretation No. 46, which require a cumulative-effect adjustment as of the date on which it is first applied.

Forward-looking Statements

Statements included in this Management's Discussion and Analysis of Financial Condition and Results of Operations, elsewhere in this Annual Report, in future filings by the Company with the SEC, in the Company's press releases, and in oral statements made with the approval of an authorized executive officer, which are not historical or current facts are forward-looking statements made pursuant to safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from historical results and those presently anticipated or projected. The Company wishes to caution readers not to place undue reliance on any forward-looking statements, which speak only as of the date made. The following important factors, among other things, in some cases have affected and in the future could affect the Company's actual results and could cause the Company's actual financial performance to differ materially from that expressed in any forward-looking statement: (1) the highly competitive conditions that currently exist in the Company's market and the Company's ability to compete, (2) the Company's ability to recruit, train and retain qualified drivers, (3) increases in fuel prices, and the Company's ability to recover these costs from its customers, (4) the impact of environmental standards and regulations on new revenue equipment, (5) changes in governmental regulations applicable to the Company's operations, (6) adverse weather conditions, (7) accidents, (8) the market for used revenue equipment, (9) changes in interest rates, (10) cost of liability insurance coverage, and (11) downturns in general economic conditions affecting the Company and its customers. The foregoing list should not be construed as exhaustive, and the Company disclaims any obligation subsequently to revise or update any previously made forward-looking statements. Unanticipated events are likely to occur.

Market Risk

The Company is exposed to certain market risks with its $40 million credit agreement, of which $2.5 million was outstanding at December 31, 2002. The agreement bears interest at a variable rate, which was 5.25% at December 31, 2002. Consequently, the Company is exposed to the risk of greater borrowing costs if interest rates increase. Although the Company does not employ derivatives, or similar instruments to hedge against increases in fuel prices, fuel-surcharge provisions enable the Company to reduce the effects of price increases.

Seasonality

As is typical in the truckload industry, the Company's operations fluctuate seasonally according to customer shipping patterns, which tend to peak in the summer and fall, then increase again after the holiday and winter seasons. Operating expenses also tend to be higher during the cold weather months, primarily due to lower fuel economy and increased maintenance costs.

Inflation

Many of the Company's operating expenses are sensitive to the effects of inflation, which could result in higher operating costs. With the exception of fuel price increases in 2002 and 2001, the effects of inflation on the Company's business have not been significant during the last three years. The Company has in place with the majority of its customers fuel-surcharge provisions that allow the Company to partially recover additional fuel costs when fuel prices exceed a certain reference price per gallon.

consolidated balance sheets

(in thousands, except share and per share amounts)

December 31,	2002	2001
Assets		
Current assets		
Cash and cash equivalents	$124	$1,107
Trade accounts receivable, net of allowance for doubtful accounts of $930 in 2002 and $470 in 2001 (note 1 and 3)	28,374	26,864
Other receivables	1,942	1,590
Operating supplies - inventory (note 1)	1,076	1,196
Deferred income tax benefit (note 1 and 8)	5,245	3,474
Prepaid expenses	1,852	1,801
Total current assets	38,613	36,032
Property and equipment		
Land, buildings and improvements	17,643	17,860
Revenue equipment (note 1, 3, and 10)	195,702	227,149
Other equipment	22,536	24,162
Total property and equipment	235,881	269,171
Less accumulated depreciation	(95,422)	(100,203)
Property and equipment, net	140,459	168,968
Other assets, net (note 2)	2,803	26,396
Total assets	$181,875	$231,396
Liabilities and Stockholders' Equity		
Current liabilities		
Current maturities of long-term debt (note 3)	$15,907	$14,111
Current maturities of capital lease obligations (note 10)	5,734	4,244
Accounts payable	4,427	5,873
Checks issued in excess of cash balances	1,404	1,118
Due to independent contractors	1,658	1,496
Accrued expenses (note 4)	17,708	14,495
Total current liabilities	46,838	41,337
Long-term debt, less current maturities (note 3)	30,575	51,077
Capital lease obligations, less current maturities (note 10)	17,267	23,019
Deferred income taxes (note 8)	26,973	35,516
Commitments and contingencies (note 6 and 10)		
Stockholders' equity (note 5 and 6)		
Common stock, $.01 par value; 15,000,000 shares authorized; 7,219,831 and 7,203,815 shares issued and outstanding as of December 31, 2002 and 2001, respectively	72	72
Additional paid-in capital	30,330	30,205
Retained earnings	29,820	50,170
Total stockholders' equity	60,222	80,447
Total liabilities and stockholders' equity	$181,875	$231,396

See accompanying notes to consolidated financial statements

consolidated statements of operations

(in thousands, except per share amounts)

Years ended December 31,	2002	2001	2000
Operating revenues	$273,227	$274,589	$290,611
Operating expenses			
Salaries, wages and benefits	80,289	82,337	83,868
Fuel, maintenance and other expenses	38,903	40,657	40,775
Purchased transportation	91,706	86,791	93,674
Revenue equipment leases	841	86	232
Depreciation and amortization	27,474	30,039	29,237
Insurance, claims and damage	13,615	9,989	8,051
Taxes and licenses	4,986	5,222	4,989
Communications	2,576	2,718	3,336
Other general and administrative expenses	9,052	9,469	10,665
Impairment of revenue equipment	4,741	0	0
(Gain) loss on sale of property and equipment	(36)	318	(712)
Total operating expenses	274,147	267,626	274,115
Operating income (loss)	(920)	6,963	16,496
Interest expense	5,571	7,306	8,955
Interest income	(124)	(34)	(119)
Interest expense, net	5,447	7,272	8,836
Earnings (loss) before income taxes and cumulative effect of change in accounting principle	(6,367)	(309)	7,660
Provision (benefit) for income taxes (note 8)	(2,711)	43	2,987
Net earnings (loss) before cumulative effect of change in accounting principle	(3,656)	(352)	4,673
Cumulative effect of change in accounting principle, net of tax effect (note 1)	(16,694)	0	0
Net earnings (loss)	$(20,350)	$(352)	$4,673
Net earnings (loss) per share - basic			
Before cumulative effect of change in accounting principle	$(0.50)	$(0.05)	$0.56
Net earnings (loss) per share	$(2.81)	$(0.05)	$0.56
Net earnings (loss) per share - diluted			
Before cumulative effect of change in accounting principle	$(0.50)	$(0.05)	$0.46
Net earnings (loss) per share	$(2.81)	$(0.05)	$0.46
Average common shares outstanding			
Basic	7,243	7,197	8,317
Diluted	7,243	7,197	10,069

See accompanying notes to consolidated financial statements

consolidated statements of cash flows

(in thousands)

Years ended December 31,	2002	2001	2000
Operating activities			
Net earnings (loss)	$(20,350)	$(352)	$4,673
Adjustments to reconcile net earnings (loss) to net cash provided by operating activities			
Depreciation and amortization	27,474	30,039	29,237
Effect of change in accounting principle, net of tax	16,694	0	0
Effect of revenue equipment impairment charge	4,741	0	0
Loss (gain) on sale of property and equipment	(36)	318	(712)
Deferred income taxes, excluding change in accounting principle	(2,641)	1,922	2,930
Changes in operating assets and liabilities, net of effects of acquisitions			
Trade receivables	(1,510)	4,415	(1,146)
Lease and other receivables	3,593	(1,029)	961
Operating supplies	120	48	235
Prepaid expenses	(51)	173	(50)
Other assets	(773)	(386)	(349)
Accounts payable	(1,446)	652	(692)
Due to independent contractors	162	(899)	(419)
Accrued expenses	3,213	1,968	(962)
Net cash provided by operating activities	29,190	36,869	33,706
Investing activities			
Purchases of revenue equipment	(21,606)	(13,469)	(8,057)
Purchases of property and other equipment	(1,443)	(1,613)	(8,340)
Proceeds from sales of equipment	15,433	8,024	10,662
Net cash used in investing activities	(7,616)	(7,058)	(5,735)
Financing activities			
Proceeds from issuance of common stock, and exercise of options and warrants	314	111	126
Proceeds from sale-leaseback	0	0	23,463
Payments for purchase and retirement of common stock	(189)	0	0
Payments for Put option shares	0	0	(7,804)
Proceeds from issuance of long-term debt	21,393	35,918	0
Principal payments on long-term debt	(27,861)	(20,836)	(16,389)
Proceeds from issuance of notes payable to bank	57,400	94,600	125,720
Principal payments on notes payable to bank	(73,900)	(135,750)	(155,570)
Change in net checks issued in excess of cash balances	286	(2,981)	1,972
Net cash used in financing activities	(22,557)	(28,938)	(28,482)
Net (decrease) increase in cash	(983)	873	(511)
Cash and cash equivalents, beginning of year	1,107	234	745
Cash and cash equivalents, end of year	$124	$1,107	$234
Supplemental disclosure of cash flow information			
Cash paid (received) during the year for			
Interest	$5,411	$6,977	$8,752
Income taxes, net	199	(656)	517
Supplemental Schedule of noncash investing and financing activities			
Lease receivables from disposition of revenue equipment	$3,945	$0	$0
Capital lease obligations incurred for revenue equipment	0	0	8,638
Subordinated notes payable issued for Put option shares	0	0	11,704
Put option shares converted into common stock	0	0	760

See accompanying notes to consolidated financial statements.

consolidated statements of shareholders' equity

(in thousands, except per share amounts)

	Common Stock		Additional paid-in	Retained	Total stockholders'
	Shares	Amount	capital	earnings	equity
Balance, December 31, 1999	7,114,490	$71	$29,209	$45,849	$75,129
Put options converted into common stock	45,000	0	760	0	760
Common stock options, warrants and stock purchase plan	18,465	1	125	0	126
Net earnings	0	0	0	4,673	4,673
Balance, December 31, 2000	7,177,955	72	30,094	50,522	80,688
Common stock options, warrants and stock purchase plan	25,860	0	111	0	111
Net loss	0	0	0	(352)	(352)
Balance, December 31, 2001	7,203,815	72	30,205	50,170	80,447
Common stock options, warrants and stock purchase plan	54,016	0	306	0	306
Purchase and retirement of common stock	(38,000)	0	(189)	0	(189)
Tax benefit related to employee stock option transactions	0	0	8	0	8
Net loss	0	0	0	(20,350)	(20,350)
Balance, December 31, 2002	7,219,831	$72	$30,330	$29,820	$60,222

See accompanying notes to consolidated financial statements.

(1) Summary of Significant Accounting Policies and Nature of Business

Nature of Business

Transport Corporation of America, Inc. (the "Company") is a truckload motor carrier engaged in the transportation of a variety of general commodities for customers principally in the United States and portions of Canada, pursuant to nationwide operating authority. Customer freight is transported by Company equipment and by independent contractors. Payments to Company drivers and independent contractors are primarily based upon miles driven.

Principles of Consolidation

The consolidated financial statements include all accounts of the Company and its wholly owned subsidiaries, TA Logistics, Inc., Robert Hansen Trucking, Inc. ("RHT"), North Star Transport, Inc. ("North Star"), TCA of Ohio, Inc., and Transport International Express, Inc. ("TIE"). All significant intercompany accounts and transactions have been eliminated in consolidation.

Revenue Recognition

Operating revenues are recognized when the freight to be transported has been loaded. The Company operates primarily in the short-to-medium length of haul category of the trucking industry; therefore, the Company's typical customer delivery is completed within two days after pickup. Accordingly, this method of revenue recognition is not materially different from recognizing revenue based on completion of delivery. Amounts payable to independent contractors for purchased transportation, to Company drivers for wages and any other direct expenses are accrued when the related revenue is recognized.

Trade Accounts Receivable

Trade accounts receivable at December 31, 2002 and 2001, are net of allowances for doubtful accounts of $930,000 and $470,000, respectively.

Lease Receivables

The Company has lease receivables for equipment leased to drivers and recorded as direct-finance capital leases. At December 31, 2002, approximately $2.0 million is included in other receivables and $1.4 million is included in Other Assets. Deferred interest income is recorded at the time of lease inception and amortized over the life of the lease.

Revenue Equipment, Property and Other Equipment

Revenue equipment, property and other equipment are recorded at cost. Depreciation, including amortization of capitalized leases, is computed using the straight-line basis over the estimated useful lives of the assets or the lease periods, whichever is shorter. At December 31, 2002, the Company had no outstanding commitments for the purchase or lease of revenue equipment.

The estimated useful lives for new equipment when placed in service are as follows:

	Years
Tractors	4-6
Trailers	5-12
Building improvements	10-30
Buildings	30-40
Other equipment, including computers and furniture	3-8

Tires

Tires placed on new equipment after December 31, 1996, are capitalized as part of revenue equipment and amortized over its estimated life. Tires placed on new equipment prior to December 31, 1996, are included in other assets (net) and are capitalized and recorded as prepaid tires and amortized over their estimated life. Replacement tires are expensed when placed in service.

Impairment of Long-Lived Assets

Long-lived assets and certain identifiable intangibles are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net undiscounted cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

In 2001, the Financial Accounting Standards Board (the "FASB") issued Statement of Financial Accounting Standard ("SFAS") No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." This statement establishes a single accounting model for the impairment or disposal of long-lived assets. The Company adopted the provisions of SFAS No. 144 on January 1, 2002. There was no impact on the financial statements at the time of the adoption of SFAS No. 144.

During March 2002, the Company initiated a plan to accelerate the disposal of approximately 260 tractors and 500 trailers. As a result of the change in utilization period and related estimated cash flows, the Company recorded a pre-tax $4.7 million impairment charge under SFAS No. 144 related to this disposition of revenue equipment. The estimated fair value of the revenue equipment was based on a combination of market quotes and independent appraisals of the equipment. The tractors identified for accelerated disposition represent over-the-road units not covered by manufacturer guaranteed residual value programs. The trailers to be disposed have been identified as being in excess of the Company's needs. While the Company will continue to dispose of these assets into the first quarter of 2003, an analysis of the initial impairment reserve has demonstrated that the ultimate impairment on these disposal programs will be less than originally estimated by approximately $1.0 million and the reserve has been reduced accordingly.

The following is an analysis of the Company's asset impairment reserve accounts:

(in thousands)	Revenue equipment impairment
Balance as of December 31, 2001	$0
Initial Charge	4,741
Utilization	(2,782)
Change in estimate	(1,000)
Balance as of December 31, 2002	$959

During the fourth quarter, the Company established a new disposal program of an additional 400 trailers that will be disposed of in 2003. The pre-tax impairment charge on this new disposal program was approximately $1.0 million.

(in thousands)	Revenue equipment impairment
Balance as of December 31, 2001	$0
Initial Charge	1,000
Utilization	0
Balance as of December 31, 2002	$1,000

The Company expects the majority of the remaining reserves to be utilized during 2003.

Goodwill

In 2001, the FASB issued SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 142 requires that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead tested for impairment at least annually. As a result of its adoption of SFAS No. 142 on January 1, 2002, the Company recorded a $16.7 million impairment charge for goodwill, net of tax benefit of $7.7 million, which has been reported as a cumulative effect of change in accounting principle. The fair value of the Company was determined based on quoted market prices for the Company's common stock.

The following table reflects the consolidated results, adjusted as though the adoption of SFAS No. 142 occurred as of the beginning of the year ended December 31, 2000:

Years ended December 31,	2002	2001	2000
(in thousands, except per share amounts)			
Net (loss) earnings			
As reported	$(20,350)	$(352)	$4,673
Goodwill amortization, net of tax	0	669	665
Adjusted net (loss) earnings	$(20,350)	$ 317	$5,338
Net (loss) earnings per share - basic			
As reported	$(2.81)	$(0.05)	0.56
Goodwill amortization, net of tax	0	0.09	0.08
Adjusted basic net (loss) earnings per share	$(2.81)	$0.04	$0.64
Net (loss) earnings per share - diluted			
As reported	$(2.81)	$(0.05)	$ 0.46
Goodwill amortization, net of tax	0	0.09	0.07
Adjusted diluted net (loss) earnings per share	$(2.81)	$0.04	$0.53

A roll-forward of goodwill for the years ended December 31 is as follows:

Years ended December 31, *(in thousands)*	2002	2001	2000
Balance at beginning of year	$24,366	$25,462	$26,552
Goodwill amortization		1,096	1,090
Impairment charge	($24,366)	0	0
Balance at end of year	$0	$24,366	$25,462

Prior to adoption of SFAS No. 142, goodwill represented the excess of purchase price over fair value of net assets acquired, and was amortized on a straight-line basis over 25 years. Amortization expense charged to operations for 2001 and 2000 was $1,096,000 and $1,090,000, respectively.

Operating Supplies

Operating supplies representing repair parts, fuel and replacement tires for revenue equipment are recorded at cost.

Accounting Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Estimated Liability for Insurance Claims

The Company maintains automobile, general, cargo and workers' compensation claim liability insurance coverage under both deductible and retrospective rating policies. In the month claims are reported, the Company estimates and establishes a liability for its share of ultimate settlements using all available information, coupled with the Company's history of such claims. Claim estimates are adjusted when additional information becomes available. The recorded expense depends upon actual loss experience and changes in estimates of settlement amounts for open claims that have not been fully resolved. However, final settlement of these claims could differ materially from the amounts the Company has accrued at year-end. The Company accrues for health insurance claims reported, as well as for claims incurred but not reported, based upon the Company's past experience.

Stock-Based Employee Compensation

The Company has adopted the disclosure provisions of Statement of Financial Accounting Standards No. 148, "Accounting for Stock-Based Compensation – Transition and Disclosure" (Statement No. 148). Statement No. 148 amends the disclosure requirements of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" (Statement No. 123). As of December 31, 2002, the Company has two stock-based employee compensation plans, which are described more fully in Note 6. The Company accounts for these plans under the recognition and measurement principles of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and related Interpretations. No stock-based employee compensation cost is reflected in net income, as all options granted under these plans had an exercise price equal to the market value of the common stock on the date of grant. The following table illustrates the effect on net income and earnings per share if the Company had applied the fair value recognition provisions of Statement No. 123:

(in thousands except per share amounts)

	2002	2001	2000
Net earnings (loss)			
As reported	$(20,350)	$(352)	$4,673
Pro forma	$(20,704)	$(677)	$4,438
Net basic earnings (loss) per share			
As reported	$(2.81)	$(0.05)	$0.56
Pro forma	$(2.86)	$(0.09)	$0.53
Net diluted earnings (loss) per share			
As reported	$(2.81)	$(0.05)	$0.46
Pro forma	$(2.86)	$(0.09)	$0.44

The above pro forma amounts may not be representative of the effects on reported net (loss) earnings for future years.

The fair value of each option grant is estimated on the date of grant using the Black-Scholes options-pricing model with the following weighted-average assumptions used for grants in 2001, 2000 and 1999:

(in thousands except per share amounts)

	2002	2001	2000
Dividend yield	0.00%	0.00%	0.00%
Expected volatility	55.00%	66.00%	103.00%
Risk-free interest rate	5.00%	5.00%	5.00%
Expected lives	10 years	10 years	5 years

Income Taxes

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the amounts presented on the consolidated financial statements for the existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Net Earnings Per Share: Basic and Diluted

Basic net earnings per common share is computed by dividing net earnings by the weighted average number of common shares outstanding during the year.

Diluted net earnings per share is computed by dividing net earnings by the weighted average number of potential common shares outstanding, assuming exercise of dilutive stock options. The potential common shares are computed using the treasury stock method based upon the average market price of the Company's stock during each period. Because the Company suffered net losses for the years ended December 31, 2002 and 2001, the effects of potential common shares were not included in the calculation as their effects would be anti-dilutive. Stock options outstanding at December 31, 2002 and 2001 and excluded from the calculation totaled 520,159 and 442,018, respectively.

Diluted net earnings for 2000 include the effect of 1.2 million common shares with a non-detachable Put option associated with the acquisition of North Star. The potential common shares for the Put have been calculated using the reverse treasury stock method and the average market price of the Company's stock for the period since the July 1, 1998, effective date. The remaining 1,155,000 common shares with the Put right were repurchased for $11.7 million of subordinated debt and $7.8 million in cash on December 28, 2000, and thus only affect dilutive shares through that date.

The reconciliation of basic and diluted weighted average shares of common stock outstanding follows:

Years ended December 31,	2002	2001	2000
Average number of common shares outstanding	7,242,893	7,196,899	7,171,589
Average number of common shares outstanding, attributable to non-detachable Put	0	0	1,145,533
Average number of common shares outstanding, including non-detachable Put	7,242,893	7,196,899	8,317,122
Dilutive effect of outstanding stock options and warrants	0	0	12,139
Dilutive effect of non-detachable Put option	0	0	1,739,746
Average number of common and common equivalent shares outstanding	7,242,893	7,196,899	10,069,007

Fair Value of Financial Instruments

The carrying value of the Company's financial assets, because of their short-term nature, approximate fair value. The fair value of the Company's revenue equipment debt, if recalculated based on current interest rates at December 31, 2002, would approximate $62.1 million compared with a carrying value of $62.4 million. At December 31, 2001, it approximated $61.7 million, compared with a carrying value of $63.9 million.

Statements of Cash Flows

For purposes of the statements of cash flows, the Company considers all highly liquid investments with initial maturities of three months or less to be cash equivalents.

(2) Other Assets

Other assets at December 31, 2002, primarily include lease receivables for equipment leased to drivers of $1.4 million and capitalized tires of $1.0 million. Other assets at December 31, 2001, primarily include goodwill of $3.6 million (net of accumulated amortization of $0.3 million) from the acquisition of RHT and $20.8 million (net of accumulated amortization of $3.3 million) from the acquisition of North Star. Goodwill was written-off upon adoption of SFAS No. 142 on January 1, 2002.

(3) Credit Facility and Long-Term Debt

The Company has a credit agreement for a secured credit facility with maximum combined borrowings and letters of credit of $40 million. Amounts actually available under the credit facility are limited by the Company's accounts receivable and unencumbered revenue equipment. At December 31, 2002, there were outstanding borrowings and letters of credit of $2.5 million and $3.2 million, respectively. Net of actual outstanding borrowings and letters of credit at December 31, 2002, the Company had available additional borrowings of $25.6 million. The credit agreement expires in October 2004. At December 31, 2002, the interest rate of outstanding borrowings was 5.25%.

The credit agreement contains certain financial covenants, which include maintenance of a minimum net worth, maintenance of a consolidated funded indebtedness to consolidated earnings before interest, taxes, depreciation, amortization and lease rental expenses, and maintenance of a minimum cash flow coverage ratio. The Company was in compliance with these covenants at December 31, 2002.

The following is a summary of data relating to the credit facility:
(in thousands)

Years ended December 31,	2002	2001
Outstanding balance at year end	$2,500	$19,000
Average amount outstanding	9,500	45,450
Maximum amount outstanding	19,000	60,150
Weighted average interest rate during the year	5.15%	7.10%
Commitment fee on unused balances	0.400%	0.400%

Long-term debt consists of the following:

(in thousands)

Years ended December 31,	2002	2001
Notes payable to banks and other financial institutions with maturities through August 2006, secured by certain revenue equipment with interest rates ranging from 5.3% to 7.4%	$39,382	$36,669
Subordinated notes with maturities through December 2005 and interest rate of 7.0% (See note 5)	4,600	9,519
Secured credit facility	2,500	19,000
Total long-term debt	46,482	65,188
Less current maturities of long-term debt	15,907	14,111
Long-term debt, less current maturities	$30,575	$51,077

The aggregate annual maturities of long-term debt at December 31, 2002, are as follows:
(in thousands)

Years ended December 31,	Amount
2003	$15,907
2004	7,259
2005	10,936
2006	12,380
2007	0
Total	$46,482

(4) Accrued Expenses

Accrued Expenses are as follows:
(in thousands)

Years ended December 31,	2002	2001
Salaries, wages and benefits	$4,135	$4,744
Insurance, claims and damage	8,160	5,288
Insurance, medical and dental	1,773	1,147
Workers' compensation	1,840	1,177
Taxes	1,170	1,330
Interest	309	449
Other	321	360
Total	$17,708	$14,495

(5) Common Stock with Non-detachable Put

In 1998, as part of its acquisition of North Star, the Company issued 1.2 million shares of common stock with a non-detachable Put option (the "Put"). The Put gave the stockholder the right to sell some or all of the 1.2 million shares of the Company's common stock back to the Company at $16.89 per share payable in cash. The effect of the 1.2 million shares associated with the Put is included in the computations of both basic and diluted earnings per share for 2000. Additionally, for dilutive earnings per share, the reverse treasury stock method is applied to the 1.2 million shares because the Company's average stock price was below the Put price of $16.89. The dilutive effect for 2000 is $0.10 per share.

In January 2000, 45,000 shares of the common stock with the non-detachable Put option valued at $16.89 per share were converted to common stock.

In December 2000, the Company repurchased the remaining 1,155,000 common shares with the Put right for $11.7 million of subordinated debt and $7.8 million in cash. The subordinated debt was due in equal installments on September 30, 2001 and 2002, with 8% accrued interest payable on September 30, 2002.

In September 2001, and again in October 2002, the Company renegotiated and amended the terms of the subordinated debt. Interest accrued on the unpaid balance effective October 1, 2001, through October 27, 2002, at an annual rate of 8%, and the rate from October 28, 2002, through the maturity date of December 31, 2005, was reduced to 7%. The debt is payable through fixed quarterly payments and through quarterly variable payments based on actual earnings. In October 2001, proceeds of $1.4 million received from the sale of the Company's previous headquarters were used to reduce the outstanding debt as required by the agreement. In October 2002, a principal payment of $4 million was made to reduce the outstanding debt, as allowed by the amendment.

(6) Stockholders' Equity

Stockholder Rights Plan and Preferred Stock Distribution

The Company has adopted a stockholder rights plan, which provides for a dividend of one Preferred Stock Purchase Right ("Right") for each outstanding share of the Company's common stock. The plan and dividend become operative in certain events involving the acquisition of 15% or more of the Company's voting stock by any person or group in a transaction not approved by the Board of Directors.

Each Right entitles the holder to purchase one two-hundredths of a share of Series A Junior Participating Preferred Stock for $60 upon the occurrence of certain specified events. Additionally, the Rights entitle the holder, upon the occurrence of certain specified events, to purchase common stock having a value of twice the exercise price of the Right; upon the occurrence of certain other specified events, to purchase from an entity acquiring at least 15% of the voting securities or voting power of the Company, common stock of the acquiring entity having twice the exercise price of the Right. The Rights may be redeemed by the Company at a price of $0.001 per Right. The Rights expire on February 25, 2007, and are not presently exercisable.

Employee Stock Purchase Plan

In 2001, the Company adopted an Employee Stock Purchase Plan (the "2001 Plan"). The 2001 Plan replaced the Company's prior employee stock purchase plan adopted in 1996 (the "1996 Plan"). The provisions of the 1996 Plan are substantially the same as the 2001 Plan. The purpose of the 2001 Plan is to encourage employees to purchase shares of common stock in the Company, thereby providing a greater community of interest between the Company and its employees. There are 100,000 shares of the Company's common stock reserved for issuance under the 2001 Plan, which terminates on December 31, 2011.

The 2001 Plan permits employees to purchase shares of Common Stock of the Company at a price equal to the lesser of 85% of the market value of the Common Stock at the commencement or termination dates of each phase. Each year, during the term of the 2001 Plan, there are two six-month phases commencing on January 1 and July 1, respectively. Employees who have been employed for one year and who are regularly scheduled to work more than 20 hours per week and who are less than 5% owners are eligible to participate in the 2001 Plan via payroll deductions. Purchases are limited to 10% of a participant's base pay during the respective phase.

During 2002, 2001 and 2000, employees purchased 8,636, 15,898 and 7,066 shares, respectively, at average prices of $4.67, $3.71 and $7.38 per share, respectively, under the Plans.

TA Rewards Program

The Company had an incentive program to reward employee drivers and independent contractor drivers who achieve certain performance and safety goals. Under this program, drivers are awarded points on a quarterly basis for achieving their safety and performance goals. Drivers may redeem these points for various rewards, including shares of the Company's common stock.

In 1998, the Board approved the TA Rewards Program – Stock Component ("TA Rewards"). TA Rewards provides for the issuance of up to 100,000 shares of the Company's common stock for driver redemptions of their TA Rewards points. During 2002, 2001 and 2000, 6,654, 9,962 and 11,399 common shares, respectively, were issued under this program. This plan was terminated on December 31, 2002.

Stock Option Plans

The Company has adopted two stock option plans that allow for the grant of options to officers and other key employees to purchase common shares at an exercise price not less than 100% of fair market value on the date of grant. Officers and other key employees of the Company who are responsible for, or contribute to, the management, growth and/or profitability of the business of the Company, as well as selected consultants under contract to the Company and non-employee directors are eligible to be granted awards.

These option plans allow for the grant of up to 725,000 shares. In July 2001 the Board approved an amendment to the 1995 Plan increasing the number of authorized shares by 325,000, which was approved by the stockholders at the Company's Annual Meeting of Stockholders on May 28, 2002. Options generally vest in cumulative annual increments over periods from one to four years and expire five or 10 years from date of issuance. At December 31, 2002, the exercise prices of outstanding options ranged from $4.53 to $18.00, with a weighted average contractual life of approximately 6.6 years.

The fair value of each option grant is estimated on the date of grant using the Black-Scholes options-pricing model with the following weighted-average assumptions used for grants in 2001, 2000 and 1999:

The following table summarizes information about fixed stock options outstanding at December 31, 2002:

		Outstanding options		Exercisable options	
Exercise price range	Number	Weighted average remaining contractual life	Weighted average exercise price	Number	Weighted average exercise price
$ 0 - 5	11,500	7.1 years	$4.57	4,000	$4.66
5 - 10	458,659	7.2 years	5.74	164,779	5.96
10 - 15	38,000	1.4 years	13.14	38,000	13.14
15 - 20	12,000	0.4 years	18.00	12,000	18.00
	520,159			218,779	

Option transactions are summarized as follows:

	Shares			Weighted average exercise price		
	2002	2001	2000	2002	2001	2000
Options outstanding at beginning of year	492,018	300,340	132,677	$6.65	$8.00	$12.44
Granted	96,794	298,307	232,550	5.97	5.67	5.88
Canceled	(29,927)	(106,629)	(64,887)	7.37	7.72	9.50
Exercised	(38,726)	0	0	5.81	0.00	0.00
Options outstanding at end of year	520,159	492,018	300,340	$6.54	$6.65	$8.00
Options exercisable at end of year	218,779	161,797	99,959	$7.84	$8.39	$10.67

Stock Buyback and Retirement Plan

In 1997, the Board of Directors approved repurchasing up to 350,000 shares of the Company's common stock. The Company repurchased 38,000 shares of its own common stock during 2002. To date, the Company has repurchased 144,700 shares, leaving 205,300 shares available for repurchase under this authority.

(7) Employee Benefit Plans

The Company has a savings retirement plan (the "Plan") for eligible employees under Section 401(k) of the Internal Revenue Code. The Plan allows employees to defer up to $11,000 of their compensation on a pretax basis. The Company may, at its discretion, match a portion of the employee deferrals. During 2002, 2001 and 2000, the Company contributed amounts equal to one-fourth of the employee deferrals, up to 1% of each participant's compensation. For participants who are employed as truck drivers with pay based on actual miles driven, the Company may also elect to contribute 1/2¢ and 1¢ per paid mile driven for drivers with over one and two years of service, respectively. On behalf of all employees, the Company contributed $661,000, $798,000 and $748,000 to the Plan in 2002, 2001 and 2000, respectively.

(8) Income Taxes

Total income tax (benefit) expense for the year ended December 31, 2002, was allocated as follows:

Loss before cumulative effect of change in accounting principle	$(2,711)
Cumulative effect of change in accounting principle	(7,673)
Total	$(10,384)

The provision (benefit) for income taxes attributable from loss before cumulative effect of change in accounting principle consists of the following:

(in thousands)

	Current	Deferred	Total
For the year ended December 31, 2002			
Federal	$(299)	$(1,920)	$(2,219)
State	188	(680)	(492)
Total	$(111)	$(2,600)	$(2,711)
For the year ended December 31, 2001			
Federal	$(1,879)	$1,913	$34
State	0	9	9
Total	$(1,879)	$1,922	$43
For the year ended December 31, 2000			
Federal	$0	$2,390	$2,390
State	57	540	597
Total	$57	$2,930	$2,987

The income tax (benefit) expense attributable to earnings (loss) before income taxes and cumulative effect of change in accounting principle differs from the "expected" tax expense (benefit) as follows for the years ended December 31, 2002, 2001 and 2000:

(in thousands)

	2002	2001	2000
Expected federal tax (benefit) expense at statutory rates	$(2,165)	$(105)	$2,604
Increases in taxes resulting from			
State income taxes, net of federal effect	(325)	14	369
Expenses not deductible for tax purposes	78	162	153
Favorable adjustment of tax contingency reserve	(299)	0	0
Other	0	(28)	(139)
Actual tax (benefit) expense	$(2,711)	$43	$2,987

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 2002 and 2001, are presented below:

(in thousands)

	2002	2001
Deferred tax assets		
Intangible assets	$6,206	$ 0
Insurance, claims and damage reserves	4,389	2,660
Alternative minimum tax credit carryforward	655	1,700
Vacation accrual	400	500
Allowance for doubtful accounts	365	198
Net operating loss carryforward	0	2,746
Other	91	0
Total deferred tax assets	12,106	7,804
Deferred tax liabilities		
Equipment, principally due to differences in depreciation and lease	$33,834	$39,042
Other	0	804
Total deferred tax liabilities	33,834	39,846
Net deferred tax liability	$21,728	$32,042

These amounts are presented in the accompanying balance sheet as follows:

	2002	2001
Current deferred tax asset	$5,245	$3,474
Noncurrent deferred tax liability	26,973	35,516
Net deferred tax liability	$21,728	$32,042

At December 31, 2002, the Company has alternative minimum tax credit carry-forwards of approximately $655,000, which are available to reduce future federal regular income taxes, if any, over an indefinite period.

In assessing its realizability of deferred tax assets, the Company considers whether it is more likely than not that some portion of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent on the generation of future taxable income during the periods in which those temporary differences become deductible. Based on the Company's scheduling of taxable temporary differences, which generate sufficient taxable income in future periods to offset deductible temporary differences as of December 31, 2002, management believes that it is more likely than not the Company will realize the benefits of these temporary differences and therefore no valuation allowance is needed.

During the years ended December 31, 2002, 2001 and 2000, respectively, $8,000, $0 and $0 was added to additional paid-in capital in accordance with APB No. 25 reflecting the permanent book to tax difference in accounting for tax benefits related to employee stock option transactions.

(9) Major Customers

Sales to the Company's five largest customers represented 32%, 40% and 43% of total revenues for 2002, 2001 and 2000, respectively. The Company's largest customer in 2002 represented approximately 9%, 9% and 8% of operating revenues in 2002, 2001 and 2000, respectively. The Company's largest customer in 2001, Sears, Roebuck and Co., represented approximately 6%, 12% and 13% of operating revenues in 2002, 2001 and 2000, respectively.

(10) Commitments

Capital Leases

In December 2000, the Company entered into a sale-leaseback agreement. Under the arrangement, the Company sold 1,300 trailers and leased them back for periods ranging from 53 to 70 months. The leaseback was accounted for as a capital lease and accordingly the assets and related liability are reflected in the financial statements. No gain or loss was incurred as a result of the transaction.

The Company also entered into capital leases for revenue equipment in 2000. The lease agreements are for terms of 36 to 60 months and contain TRAC (Terminal Rental Adjustment Clause) provisions, which require the Company to guarantee a termination value as a percentage of the original cost of the leased equipment at the lease termination date.

Following is a summary of revenue equipment under capital leases:

(in thousands)

Years ended December 31,	2002	2001
Revenue equipment	$31,989	$32,047
Less accumulated depreciation	(8,620)	(4,865)
	$23,369	$27,182

Operating Leases

In 1999, the Company entered into a lease arrangement for its corporate office facility, which the Company occupied in 2000. This facility has been financed by a special purpose entity ("SPE") sponsored by a bank. The SPE is not consolidated in the Company's financial statements and the Company has accounted for this arrangement as an operating lease in accordance with Statement of Financial Accounting Standards No. 13, "Accounting for Leases." The lease provides for a five-year initial lease term with a one-year renewal option, subject to bank approval, and a $13 million purchase option at the end of the lease term. The Company has a residual value guarantee of up to $11.2 million, plus selling costs, if the Company does not exercise its purchase option and the property is sold for less than $13 million, the Asset Termination Value. If the Company determines that it is probable that the expected fair value of the property at the end of the lease term will be less than the Asset Termination Value, the Company will accrue the expected loss on a straight-line basis over the remaining lease term. Management does not believe it is probable that the fair market value of the property at the end of the lease term will be less than the Asset Termination Value.

Rental expense under facility operating leases was approximately $614,000 in 2002, $884,000 in 2001 and $844,000 in 2000.

In 2002, the Company entered into lease arrangements for revenue equipment that are classified as operating leases. The lease agreements are for terms of 48 months and contain TRAC (Terminal Rental Adjustment Clause) provisions, which require the Company to guarantee a termination value as a percentage of the original cost of the leased equipment at the lease termination date. The maximum potential amount the Company could be required to make under the guarantee is $1.3 million. Management does not believe that it is probable that the fair market value of the property at the end of the lease term will be less than the termination value; accordingly, the Company has not recorded an additional liability related to this guarantee. Rental expense for revenue equipment operating leases was approximately $742,000 in 2002, $0 in 2001 and $198,000 in 2000.

Future minimum payments by year and in the aggregate, under the aforementioned capital and operating leases and other non-cancelable operating leases with initial or remaining terms in excess of one year as of December 31, 2002, are as follows:

(in thousands)

Years ending December 31,	Capital Leases	Operating Leases
2003	$7,213	$1,543
2004	5,361	1,082
2005	8,964	929
2006	4,555	1,270
2007	0	0
Total minimum lease payments	$26,093	$4,824
Less amount representing interest with imputed rates ranging from 6.5% to 7.8%	3,092	
Present value of net minimum lease payments	23,001	
Less current maturities	5,734	
Long-term maturities	$17,267	

Guarantee of Indebtedness

In 2000 and 2001, the Company had a program whereby experienced Company drivers could purchase their own truck. As part of the program, the driver agreed to make certain commitments to the Company and to purchase a vehicle meeting certain specifications established by the Company. In exchange, the Company facilitated the financing of the vehicle and guaranteed some or all of the loans made to drivers participating in the program.

To accommodate the financing for this program, the Company entered into a loan, servicing and guaranty agreement with two banks. Under the terms of the agreement, the Company guaranteed 100% of individual driver loans for one bank and 10% of the driver loans with the other bank. The Company had the right to repossess the vehicle in the event a driver defaults on the loan. There were 37 loans with outstanding balances totaling $553,000 at December 31, 2002, and 72 loans with outstanding balances totaling $1.8 million at December 31, 2001. No loans were in default. The Company guaranteed $21,000 and $0.4 million of the outstanding balances as of December 31, 2002 and 2001, respectively.

(11) Quarterly Financial Data (Unaudited)

Summarized quarterly financial data for 2002, 2001 and 2000:
(in thousands, except per share amounts)

	Quarter			
2002	First	Second	Third	Fourth(1)
Operating revenues	$66,048	$69,004	$69,002	$69,173
Operating income (loss)	(3,716)	1,816	1,839	(859)
Net earnings (loss) before cumulative effect of change in accounting principle	$(2,823)	$208	$254	$(1,295)
Cumulative effect of change in accounting principle, net of tax benefit	16,694	0	0	0
Net earnings (loss)	$(19,517)	$208	$254	$(1,295)
Earnings (loss) per share - basic				
Before cumulative effect of change in accounting principle	$(0.39)	$0.03	$0.04	$(0.18)
Net earnings (loss) per share	$(2.70)	$0.03	$0.04	$(0.18)
Earnings (loss) per share - diluted				
Before cumulative effect of change in accounting principle	$(0.39)	$0.03	$0.03	$(0.18)
Net earnings (loss) per share	$(2.70)	$0.03	$0.03	$(0.18)

	Quarter			
2001	First	Second	Third	Fourth
Operating revenues	$66,107	$69,395	$70,333	$68,754
Operating income	756	2,384	2,608	1,215
Net earnings (loss)	$(752)	$376	$478	$(454)
Net earnings (loss) per common share				
Basic	$(0.10)	$0.05	$0.07	$(0.06)
Diluted	$(0.10)	$0.05	$0.07	$(0.06)

(1) Fourth quarter 2002 includes a $2.6 million charge for higher-than-expected costs to settle accident and workers' compensation claims, as well as higher-than-expected estimated growth related to open claim

2000	Quarter First	Second	Third	Fourth
Operating revenues	$72,200	$73,431	$73,549	$71,431
Operating income	3,665	4,211	5,083	3,537
Net earnings	$914	$1,263	$1,647	$849
Net earnings per common share				
Basic	$0.11	$0.15	$0.20	$0.10
Diluted	$0.10	$0.12	$0.17	$0.08

(13) Related Party Transactions

During fiscal 2002, 2001 and 2000, the Company paid MicroMation, Inc., $0, $46,980 and $151,710, respectively, for information technology services, primarily for the development of the Company's web site and document imaging systems. Robert J. Meyers, the Company's President and Chief Executive Officer until November 12, 2001, is a founder, former executive officer and current stockholder of MicroMation, Inc.

During fiscal 2002, 2001 and 2000, the Company paid Carter Brothers Trucking $0, $63,541 and $124,749, respectively, for services rendered as an independent master contractor. Carter Brothers Trucking is owned by the brother of David L. Carter, the Company's former Vice President of Risk Management. The rates paid were determined on an arm's-length basis and are the same as those paid to the Company's other independent contractors.

During fiscal 2002, 2001 and 2000, the Company paid Cherry Tree Developments, LLC, an affiliate of Cherry Tree Companies, $0, $26,112 and $0, respectively, for consulting services. Anton J. Christianson, a Company Director, is the Chairman and co-founder of Cherry Tree Companies.

Independent Auditors' Report

The Board of Directors and Stockholders
Transport Corporation of America, Inc.

We have audited the accompanying consolidated balance sheets of Transport Corporation of America, Inc. and subsidiaries (the "Company") as of December 31, 2002 and 2001, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the years in the three-year period ended December 31, 2002. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Transport Corporation of America, Inc. and subsidiaries as of December 31, 2002 and 2001, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1 to the consolidated financial statements, the Company adopted the provisions of Statement of Financial Accounting Standard No. 142, Goodwill and Other Intangible Assets, on January 1, 2002.

KPMG LLP

Minneapolis, Minnesota
February 5, 2003

selected financial data

(in thousands, except per share and operating data)

December 31,	2002	2001	2000	1999	1998
Statement of Operations Data					
Operating revenues	$273,227	$274,589	$290,611	$285,585	$245,913
Operating expenses					
Salaries, wages and benefits	80,289	82,337	83,868	79,938	67,937
Fuel, maintenance and other expenses	38,903	40,657	42,725	33,174	27,938
Purchased transportation	91,706	86,791	91,724	96,263	81,983
Revenue equipment leases	841	86	232	2,543	3,731
Depreciation and amortization	27,474	30,039	29,237	25,715	19,348
Insurance, claims and damage	13,615	9,989	8,051	7,270	6,816
Taxes and licenses	4,986	5,222	4,989	5,249	4,016
Communications	2,576	2,718	3,336	3,307	2,869
Other general and administrative expenses	9,052	9,469	10,665	11,849	9,310
Impairment of revenue equipment	4,741	0	0	0	0
(Gain) loss on sale of property and equipment	(36)	318	(712)	(794)	(503)
Total operating expenses	274,147	267,626	274,115	264,514	223,445
Operating income (loss)	(920)	6,963	16,496	21,071	22,468
Interest expense, net	5,447	7,272	8,836	7,504	4,999
Earnings (loss) before income taxes	(6,367)	(309)	7,660	13,567	17,469
Provision (benefit) for income taxes	(2,711)	43	2,987	5,291	6,813
Net earnings (loss) before cumulative effect of change in accounting principle, net of tax effect	(3,656)	(352)	4,673	8,276	10,656
Cumulative effect of change in accounting principle, net of tax effect	(16,694)	0	0	0	0
Net earnings (loss)	($20,350)	($352)	$4,673	$8,276	$10,656
Net earnings (loss) per share - basic (before cumulative effect of change in accounting principle, net of tax)	$(0.50)	$(0.05)	$0.56	$1.02	$1.46
Net earnings (loss) per share - basic	$(2.81)	$(0.05)	$0.56	$1.02	$1.46
Net earnings (loss) per share - diluted (before cumulative effect of change in accounting principle, net of tax)	$(0.50)	$(0.05)	$0.46	$0.97	$1.42
Net earnings (loss) per share - diluted	$(2.81)	$(0.05)	$0.46	$0.97	$1.42
Weighted average shares outstanding	7,243	7,197	8,317	8,142	7,300
Weighted average shares outstanding, assuming dilution	7,243	7,197	10,069	8,570	7,521
Pretax margin	(2.3%)	(0.1%)	2.6%	4.8%	7.1%
Operating Data (Company transported)					
Tractors (at end of period)					
Company	1,057	1,266	1,261	1,236	1,078
Independent contractor	836	724	743	811	922
Total	1,893	1,990	2,004	2,047	2,000
Trailers (at end of period)	5,436	5,890	6,010	6,119	5,3870
Total miles (000's)	210,842	204,477	212,185	217,942	188,650
Average revenues per tractor per week (1)	$2,714	$2,568	$2,633	$2,678	$2,799
Average revenues per mile (1)	$1.24	$1.27	$1.27	$1.27	$1.28
Average empty mile percentage	11.5%	12.7%	12.2%	12.1%	10.8%
Average length of haul, miles	718	685	682	712	674
Average annual revenues per non-driver employee	$592,600	$555,400	$549,100	$561,800	$591,000
Balance Sheet Data (at end of period) *(in thousands)*					
Total assets	$181,875	$231,396	$256,656	$272,141	$224,552
Long-term debt, net of current maturities	47,842	74,096	95,885	106,106	79,531
Common stock with non-detachable Put	0	0	0	20,268	20,268
Stockholders' equity	60,222	80,447	80,688	75,129	61,733

(1) Excluding fuel-surcharge revenue

Board of Directors

Michael J. Paxton - *Chairman of the Board*
Chairman, President and Chief Executive Officer,
Transport Corporation of America, Inc.

Anton J. Christianson - *Director*
Chairman, Cherry Tree Companies
Minneapolis, Minnesota

William P. Murnane - *Director*
Chief Executive Officer, Innovex, Inc.
Minneapolis, Minnesota

Kenneth J. Roering - *Director*
Professor of Marketing, Carlson School of Management,
University of Minnesota, Minneapolis, Minnesota

William D. Slattery - *Director*
President, Shamrock Business Group, Inc.
Minneapolis, Minnesota

Corporate Officers

Michael J. Paxton - *Chairman, President and Chief Executive Officer*

Keith R. Klein - *Chief Financial Officer and Chief Information Officer*

Larry E. Johnson - *Vice President of Marketing Services*

Ronald C. Kipp - *Vice President of Operations*

Christopher R. Licht - *Vice President of Safety and Risk Management*

Corporate Headquarters

Transport Corporation of America, Inc.
1715 Yankee Doodle Road
Eagan, Minnesota 55121
(651) 686-2500

Independent Auditors

KPMG LLP
Minneapolis, Minnesota

Corporate Counsel

Robins, Kaplan, Miller & Ciresi LLP
Minneapolis, Minnesota

Transfer Agent

LaSalle Bank, N.A.
135 South LaSalle Street
Suite 1811
Chicago, Illinois 60603
(800) 246-5961, Option 2

Common Stock Information

Price Range of Common Stock. The Company's Common Stock is traded on the Nasdaq National Market under the symbol TCAM. The following table sets forth the high and low closing prices for the Company's Common Stock, as reported by Nasdaq, for the periods indicated:

Period	High	Low
2002		
1st Quarter	$7.150	$5.750
2nd Quarter	7.390	5.000
3rd Quarter	6.860	4.880
4th Quarter	6.030	4.410
2001		
1st Quarter	$5.500	$4.375
2nd Quarter	6.600	5.250
3rd Quarter	7.200	5.000
4th Quarter	6.890	5.000

Stockholders. As of March 13, 2003, the Company had 449 stockholders of record, including Depository Trust Company, which held of record 6,984,760 shares.

Dividends. The Company has never paid any cash dividends on its Common Stock and does not intend to pay cash dividends for the foreseeable future. Any future decision as to the payment of dividends will be at the discretion of the Company's Board of Directors and will depend upon the Company's results of operations, financial position, cash requirements, certain corporate law restrictions, restrictions under loan agreements and such other factors as the Board of Directors deems relevant.

Investor Information

For a change of name, address, or to replace lost stock certificates, contact Transport America's transfer agent. Securities analysts and investors may contact Mr. Keith R. Klein, Chief Financial Officer, for additional information about the Company.

Form 10-K

A copy of the Transport Corporation of America, Inc. Annual Report on form 10-K as filed with the Securities and Exchange Commission will be sent to any stockholder, without charge, upon written request to Mr. Keith R. Klein, Transport America, 1715 Yankee Doodle Road, Eagan, Minnesota 55121.





1715 YANKEE DOODLE ROAD
EAGAN, MN 55121